Trinity Mirror plc

12g3-2(b)


06017485

22 September 2006


SEC MAIL PROCESSING
RECEIVED
OCT 5 - 2006
WASH, D.C.
160
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Alexandra Sufit

Encs.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

10/18

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Help | London Stock Exchange Home
RNS Statement
RNS Alert
RNS Insight
Log off

Last Refreshed At
11:58 Fri, Sep 22 2006
UK Time

Review Announcement

details — text — review — submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	


SEC MAIL PROCESSING
RECEIVED
OCT 5 - 2006
WASH. D.C. 160 SECTION

Full Announcement Text

The Company has today received notification from Deutsche Bank that they are interested in 10,963,170 (previously 11,744,378) Trinity Mirror plc Ordinary Shares, representing 3.74% (previously 4.01%) of the issued share capital.

---

previous  cancel  confirm 

London STOCK EXCHANGE

RNS The company news service from the London Stock Exchange

Last Refreshed At
11:59 Fri, Sep 22 2006
UK Time

Help | London Stock Exchange Home

RNS Statement | RNS Alert | RNS Insight | Log off

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

The RNS number for the announcement is 3420J.

Announcement 3420J will now appear in your Status List.

log off 

status list 

RNS Alert 


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Help | London Stock Exchange Home
RNS Statement
RNS Alert
RNS Insight
Log off

Last Refreshed At
11:55 Fri, Sep 22 2006
UK Time

Review Announcement


details
text
review
submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	

Full Announcement Text

The Company has today received notification that The Goldman Sachs Group, Inc no longer has a disclosable interest in Trinity Mirror plc Shares.

previous  cancel  confirm 


London
STOCK EXCHANGE
RNS
The company news service from the London Stock Exchange
Help | London Stock Exchange Home
RNS Statement
RNS Alert
RNS Insight
Log off

Last Refreshed At
11:57 Fri, Sep 22 2006
UK Time

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		11:57 22 Sep 06		

Full Announcement Text

The Company has today received notification that The Goldman Sachs Group, Inc no longer has a disclosable interest in Trinity Mirror plc Shares.

END

status list